Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Amendment to One Exhibit in Notice of Annual General Meeting of Shareholders and Proxy Statement Previously Announced on May 19, 2023

TAIPEI, Taiwan, June 5, 2023 – GigaMedia Limited (NASDAQ: GIGM) previously released an announcement dated May 19, 2023 for Notice of Annual General Meeting of Shareholders and Proxy Statement. The Company made an amendment today to clarify Exhibit 99.3 to the Notice, and attached the corrected Exhibit 99.3 in its amendment announcement.

The Company inadvertently attached an incorrect version of the Exhibit 99.3 in its previous announcement on May 19, 2023, where the Critical Audit Matter Description in the Report of Independent Registered Public Accounting Firm stated:

Critical Audit Matter Description

The Company holds investment in securities amounted to $10,321 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

The correct and final Report of Independent Registered Public Accounting Firm, as included in the Company's Annual Report on Form 20-F for 2022 filed with the U.S. SEC on April 28, 2023, includes the addition of "discount rate" in the discussion of unobservable inputs. The correct Critical Audit Matter Description is as below (with the additional phrase identified in bold type and underlined):

Critical Audit Matter Description

The Company holds investment in securities amounted to $10,321 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount rate, discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

While this change is not material, GigaMedia is issuing this notice to avoid any potential confusion. The correct version of the Consolidated Financial Statements with the Report of Independent Registered Public Accounting Firm, as included in the Form 20-F for 2022 previously filed with the U.S. SEC, is attached hereto as Exhibit 99.3.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2023 and its other filings with the United States Securities and Exchange Commission.